February 22, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Enzymotec Ltd.
Form 20-F for the Year Ended December 31, 2014, Filed March 2, 2015
File No. 001-36073

Dear Mr. Rosenberg:

On behalf of our client, Enzymotec Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 9, 2016 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 2, 2015 (the “Annual Report”).

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Item 5: Operating and Financial review and Prospects

A. Operating Results

Joint venture accounting, page 52

1.	With regard to your response to prior comment 1 of our December 24, 2015 letter, please provide us the following information and any proposed revised disclosure that you consider necessary:

•
On page 2 of your response, you state that measurement of amounts charged to AAK for the Company’s enzymes is based on the “costs of production of the enzymes plus an agreed-upon profit amount.” Reconcile this statement to your disclosure on page 52, which states that “revenues we recognize from the arrangement under U.S. GAAP are the amounts we charge to AAK or our direct costs of production plus our share of the JV profits.”

•	Explain your accounting treatment for those enzyme ingredients, supplied to AAK that AL does not sell to customers by the end of the reporting period.

Securities and Exchange Commission
February 22, 2016

Response:

After considering the Staff’s comments, the Company proposes to revise the disclosure in the joint venture accounting description in its upcoming Annual Report on Form 20-F for the year ended December 31, 2015 to clarify the points raised in the comments above.  The proposed disclosure is presented below.

With regard to the first bullet of this comment, the Company advises the Staff that the “agreed-upon profit amount” mentioned in its prior response to the Staff’s comments represents the Company’s share of the joint venture’s profits.  This method has been consistent since the establishment of the joint venture.

With regard to the second bullet of this comment, revenue from sales of enzymes to AAK is recognized by the Company only upon the sale of the final InFat product by AL to its customers.  For any enzymes supplied to AAK that are not sold to the end customer by the end of the reporting period, the amount remains in the Company’s inventory as title has not transferred prior to the sale by AL to the end customer and is not recognized as revenue.  The amount of inventory relating to this activity for which a sale was not made to an end customer was $1.9 million and $1.3 million as of December 31, 2014 and 2015, respectively.

The Company proposes to revise the section describing the joint venture accounting in its upcoming Form 20-F to clarify the comments above. The revised form of the proposed disclosure is as follows:

Joint venture accounting

We have a joint venture arrangement with AAK, for which we and AAK are responsible for particular functions related to the production, marketing and sale of the final InFat product.  We and AAK jointly own 50% each of Advanced Lipids (AL), which serves as a distributor for the joint venture arrangement.

Our role

We manufacture enzymes that we supply to AAK, which then produces the final InFat product at its dedicated facility in Sweden using those enzymes together with other raw materials that AAK is responsible for sourcing.  We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities.  We are also responsible for funding our operating expenses associated with our role in the joint venture, including the manufacturing of enzymes.

Securities and Exchange Commission
February 22, 2016

AAK’s role

AAK is responsible for the production of the final InFat product at its dedicated facility in Sweden which includes, among others, sourcing of raw materials, labor and other costs of production, including freight and logistics, as well as for capital expenditures for increased capacity, inventory storage and management, receivables collection and product liability insurance.  Once it has produced the final InFat product, AAK sells it to AL, which, in turn, sells the product to three types of customers: (i) companies that manufacture the end product themselves; (ii) companies that outsource manufacturing of the end product; and (iii) outsourced manufacturers of the end product.  AAK is also responsible for funding its operating expenses associated with its role in the joint venture.

Accounting for the arrangement

We recognize revenue for the amounts charged to AAK, which are our direct production costs plus a margin that is calculated as 50% of the JV profit.  The JV profit is defined per the JV agreement as the difference between revenues from sales and the overall direct production costs excluding depreciation or financing costs. Revenue from sales to AAK is recognized upon the sale of the final InFat product by AL to its customers.  We also record our share of AL profits (for AL distribution activities) under the equity method of accounting within the line item “share in profits of equity investees.”  For any enzymes supplied to AAK that are not yet sold to an end customer of AL, the amount remains in our inventory as title is not transferred prior to the sale to the end customer and is not recognized as revenue.

For purposes of segment reporting, which requires presentation on the same basis provided to and utilized by the chief operating decision maker (CODM) to analyze the relevant segment’s results of operations, we account for the arrangement with AAK and the results of operations of AL using the proportionate consolidation method.  Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of AL and record our proportionate share (50%) of the joint venture’s costs of production and other operating expenses in our income statement.

Since our consolidated U.S. GAAP results represent our investment in AL under the equity method and do not include our proportionate share of AL revenues and our proportionate share of the costs of revenues and operating expenses of the JV in our results of operations, our consolidated U.S. GAAP results of operations reflect lower revenues and a higher gross profit margin than our results of operations accounted for on a proportionate consolidation basis, as shown for purposes of segment reporting.

Securities and Exchange Commission
February 22, 2016

Year ended December 31, 2014 compared with year ended December 31, 2013

Cost of revenues and gross profit, page 54

2.
Please tell us why, on pages 54 and 57, you appear to attribute changes in the gross profit margins shown in your consolidated statements of operations as due to sales of InFat. In this regard, these disclosures appear to be inconsistent with disclosure elsewhere in the filing, such as on page 52, where you indicate that you only produce enzymes as an ingredient for InFat and that InFat is produced only by AAK and sold only by AL. Thus, it appears that InFat only impacts the caption “share in profits of equity investees” in your consolidated statements of operations. Also, provide us any proposed revised disclosure that you consider necessary,

Response:

As noted in the revised disclosure above in response to comment no. 1, the Company recognizes revenues due to sales of enzymes when the joint venture sells InFat to the end customer.  Accordingly, changes in gross profit margins occur due to these sales of enzymes.

The reason for specifically noting this change when analyzing gross margin changes is because under segment reporting, the Company adds to its revenues and costs its proportionate share of AL’s revenues and costs, and, as such, its gross margins are impacted when comparing the consolidated financial statements to the segment reporting presentation.

Due to the Staff’s comment, the Company will revise the disclosure when discussing the consolidated results to only include the consolidated financial statements accounting and not to compare with the segment reporting (i.e., the proportional consolidation method). The Company will also revise the disclosure when discussing its results of operations for each of its segments to include only its method under segment reporting (i.e., the proportional consolidation method) and not compare it with the consolidated financial statement accounting since the Company understands that this may otherwise confuse the reader.

As an example, the following will be the disclosure for the Nutrition segment for the year ended December 31, 2014 compared to 2013 (eliminating the discussion regarding the consolidated financial statement presentation).

Securities and Exchange Commission
February 22, 2016

Gross profit of our Nutrition segment, utilizing the proportional consolidation method, in the year ended December 31, 2014 decreased by $5.2 million to $25.2 million from $30.4 million in the year ended December 31, 2013, and gross profit margin increased to 45.2% in the year ended December 31, 2014 from 39.9% in the year ended December 31, 2013. The decrease in absolute gross profit was due to lower volume of sales of our Nutrition products. The increase in gross profit margin was due primarily to improvements in production efficiency as well as to a higher volume of sales of InFat in the year ended December 31, 2014 in relation to other Nutrition products.

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Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely, /s/ Colin Diamond Colin Diamond

cc:	Oren Bryan, Chief Financial Officer, Enzymotec Ltd.